**ING Life Insurance and Annuity Company
and its
Variable Annuity Account C**

ING Educator's Direct

**Supplement dated August 27, 2009 to the Contract Prospectus and
Contract Prospectus Summary each dated May 1, 2009, as amended**

State of Delaware 403(b) Plan

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

Referral Incentive. We may provide, at our sole discretion, up to $25 to existing Educator's Direct participants as an incentive for such participants to refer other eligible, prospective participants to participate in the contract through their retirement plan. We provide this incentive in the form of a cash equivalent (i.e. a gift card). Currently, this incentive is offered on a non-discriminatory basis to existing and future Educator's Direct participants who enroll and contribute to the State of Delaware 403(b) Plan.